UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of August 2004

                         Commission File Number: 0-50832

                             VERMILION ENERGY TRUST
             (Exact name of registrant as specified in its charter)

          2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On July 30, 2004, Vermilion Energy Trust released the business acquisition report for the purchase of oil and gas assets in the Netherlands on May 19, 2004. The press release is attached hereto as Exhibit A.

On August 13, 2004, Vermilion Energy Trust released Form 52-109FT2 -- Certification of Interim filings -- CFO. The press release is attached hereto as Exhibit B.

On August 13, 2004, Vermilion Energy Trust released Form 52-109FT2 -- Certification of Interim filings -- CEO. The press release is attached hereto as Exhibit C.

On August 19, 2004, Vermilion Energy Trust announced the cash distribution of $0.17 per trust unit payable on September 15, 2004 to all unitholders of record on August 31, 2004. The press release is attached hereto as Exhibit D.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              VERMILION ENERGY TRUST



                                              By: /s/ Curtis W. Hicks
                                                  -----------------------
                                                  Curtis W. Hicks
                                                  Vice President, Finance and
                                                  Chief Financial Officer


Date: September 15, 2004

                                                                       EXHIBIT A
                                                                       ---------


                             VERMILION ENERGY TRUST

                                 FORM 51 - 102F4
                           BUSINESS ACQUISITION REPORT

ITEM 1   IDENTITY OF COMPANY

1.1      NAME AND ADDRESS OF COMPANY

         Vermilion Energy Trust
         Suite 2800 400, 4th Avenue S.W.
         Calgary, Alberta T2P 0J4

1.2      EXECUTIVE OFFICER

         For further information contact Curtis W. Hicks, Executive Vice President and Chief Financial Officer of Vermilion Energy Trust, by telephone at (403) 269- 4884 or by fax at (403) 264-6306.

ITEM 2   DETAILS OF ACQUISITION

2.1      NATURE OF BUSINESS ACQUIRED

         On May 19, 2004, Vermilion Energy Trust (the "Trust"), entered into an agreement to purchase 5,900 boe/d of production, 14.3 mmboe of proven
         (P90) reserves and 17.4 mmboe of proven plus probable (P50) reserves in the Netherlands through the Trust's wholly-owned subsidiary, Vermilion Oil & Gas Netherlands B.V. ("Vermilion Netherlands")

         The acquisition includes seven production licenses with working interests ranging from 42% to 93%, all of which will be operated by Vermilion Netherlands: three state-of-the-art processing facilities with an extensive gas gathering system; and a shallow, near-shore production platform. The Netherlands properties are expected to produce 35 mmcf/d of sales gas net to the Trust from 50 producing wells with an average estimated decline rate of 15%. The primary producing horizons include the Cretaceous and Permian reservoirs, with well depths ranging from 1,900 to 2,300 meters. These licenses cover over 445,000 acres and include a number of exploration and development prospects. Most of the lands are covered by 3D seismic. As part of the transaction, Vermilion Netherlands has agreed to participate in the drilling of an offshore well testing a separate structure adjacent to the Zuidwal gas field.

         The natural gas produced from the acquired properties is contracted for the life of the reserves to a domestic distributor in the Netherlands. Gas pricing is energy based, referenced off alternate fuel sources.

         No royalties are payable on production from the Netherlands properties.

2.2      DATE OF ACQUISITION

         May 19, 2004

2.3      CONSIDERATION

         The purchase price for this acquisition was $80.5 million. Standard purchase adjustments were made at closing (cash flow received by the vendor over the first four months of 2004, net of interest on the purchase price) resulting in a cash closing cost to the Trust of $65 million. The transaction was financed entirely through Vermilion's existing credit facility.

2.4      EFFECT ON FINANCIAL POSITION


         Following the completion of the transaction the Trust has estimated its annual production will be increased by approximately 25%. Based on reserves reports effective January 1, 2004 for the assets, as well as the reserve report for the Trust effective January 1, 2004, the Trust has estimated that its company share of total proved plus probable reserves will increase 21% from 84.6 MMboe to 102.0 MMboe, representing a P50 reserve life index of 10.5 years;

         A summary of the estimated effects of the acquisition of the assets on the Trust and the information presented on the Trust's STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION on Form 51-101F1 contained in the Trust's annual information form for the year ended December 31, 2003 is included in the material change report of the Trust dated May 19, 2004 and is incorporated by reference herein.

2.5      PRIOR VALUATIONS

         Not applicable

2.6      PARTIES TO TRANSACTION

         Not applicable, the acquisition was completed with an arm's length party.

2.7      DATE OF REPORT

         July 29, 2004


ITEM 3   FINANCIAL STATEMENTS

         The audited statement of net revenue and operating expenses of the Netherlands Assets for the year ended December 31, 2003 and the unaudited statement of net revenue and operating expenses of the Netherlands Assets for the three months ended March 31, 2004 and 2003 are attached in Schedule A hereto. The unaudited pro forma consolidated financial statements of the Trust are attached in Schedule B hereto.

                                   SCHEDULE A

                                AUDITOR'S REPORT



To the Directors of
VERMILION ENERGY TRUST


We have audited the accompanying Statement of Net Revenue and Operating Expenses of the Netherlands Assets for the year ended December 31, 2003. This financial information is the responsibility of the management of Vermilion Energy Trust. Our responsibility is to express an opinion of this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this Statement of Net Revenue and Operating Expenses of the Netherlands Assets presents fairly, in all material respects, the revenues and operating expenses of the assets described in Note 1 for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.





July 29, 2004                                   (signed) "Deloitte & Touche LLP"
Calgary, Alberta                                           Chartered Accountants

VERMILION ENERGY TRUST
Statements of Net Revenue and Operating Expenses of the Netherlands Assets (000's Canadian dollars)

----------------------------------------------------------------------------------------------
                                                 Three months   Three months    Year ended
                                                  ended March    ended March   December 31,
                                                   31, 2004       31, 2003         2003
----------------------------------------------------------------------------------------------
                                                 (unaudited)     (unaudited)     (audited)
REVENUE
   Petroleum and natural gas revenue                20,212         21,697         73,711
   Royalties                                           -              -              -

EXPENSES
   Production                                        5,096          4,194         18,312
                                                ----------------------------------------------

NET OPERATING INCOME                                15,116         17,503         55,399
                                                ==============================================

NOTES TO THE STATEMENTS OF REVENUE AND OPERATING EXPENSES OF THE NETHERLANDS ASSETS

1.       SIGNIFICANT ACCOUNTING POLICIES


         (a)      BASIS OF PRESENTATION

         Pursuant to a purchase and sale agreement with a third party, Vermilion Energy Trust (the "Trust") acquired interests in petroleum and natural gas properties located in the Netherlands ("Netherlands Assets").

         This financial information has been derived from financial information provided to the Trust and relates only to the working interests in the oil and natural gas properties acquired by the Trust.

         This financial statement includes only revenue and production costs which are directly related to the petroleum and natural gas assets purchased by the Trust, and does not include any expenses related to general and administrative costs, interest income or expense and taxes or any provisions related to depletion, depreciation, or asset retirement costs.

         (b)      REVENUE RECOGNITION

         Revenues associated with the sale of natural gas and liquids are recorded when title passes to the customer.

         (c)      OPERATING EXPENSES

         Operating expenses include all costs related to lifting, gathering and processing of natural gas and related products.

         (d)      FOREIGN CURRENCY TRANSLATION

         Revenues and expenses are translated at the average rate of exchange during the three month periods ended March 31, 2003 and 2004 and the year ended December 31, 2003.

         (e)      ROYALTIES

         In the Netherlands, on-shore concessions producing less than a stipulated volume of production annually attract no royalty. These properties have not produced more than the stipulated volume of production annually, therefore there are no royalties.

                                   SCHEDULE B
              UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                               COMPILATION REPORT


TO THE DIRECTORS OF
VERMILION ENERGY TRUST

We have read the accompanying unaudited pro forma consolidated balance sheet of Vermilion Energy Trust (the "Trust") as at March 31, 2004 and the unaudited pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2003 and have performed the following procedures.

1. Compared the figures in the columns captioned "Vermilion Energy Trust" to the unaudited financial statements of the Trust as at March 31, 2004 and for the three months then ended, and the audited financial statements of the Trust for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Netherlands Assets" to the unaudited statements of net operating revenue and operating expenses of the Netherlands Assets for the three months ended March 31, 2004, and the audited statement of net operating revenue and operating expenses of the Netherlands Assets for the year ended December 31, 2003, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

     a.   the basis for determination of the pro forma adjustments; and

     b. whether the pro forma financial statements comply as to form in all material respects with the Securities Acts of the various Provinces of Canada (the "Acts").

     The officials:

     a. described to us the basis for determination of the pro forma adjustments, and

     b. stated that the pro forma statements comply as to form in all material respects with the Acts.

4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the Vermilion Netherlands Pro Forma Adjustments to the aggregate of the amounts in the column captioned "Vermilion Energy Trust" as at March 31, 2004 and found the amounts in the column captioned "Pro Forma Vermilion Energy Trust" to be arithmetically correct.

6. Recalculated the application of the Vermilion Netherlands Pro Forma Adjustments to the aggregate of the amounts in the columns captions "Vermilion Energy Trust" and "Netherlands Assets" for the three months ended March 31, 2004 and for the year ended December 31, 2003 and found the amounts in the columns captioned "Pro Forma Vermilion Energy Trust" to be arithmetically correct.

Directors of Vermilion Energy Trust
Page 2


A pro forma financial statement is based on the management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purpose of a reader of such statements.




July 29, 2004                                   (signed) "Deloitte & Touche LLP"
Calgary, Alberta                                           Chartered Accountants

VERMILION ENERGY TRUST
Pro Forma Consolidated Balance Sheet
As at March 31, 2004
($000's, unaudited)

=================================================================================================================================
                                                        Vermilion Energy        Vermilion Netherlands              Pro Forma
                                                             Trust              Pro Forma Adjustments           Vermilion Energy
                                                                                      (Note 3)                   Trust (Note 3)
---------------------------------------------------------------------------------------------------------------------------------
Assets

Current
Cash and cash equivalents                                 $  41,245                                                $  41,245
Fair value of derivative instruments                          2,289                                                    2,289
Assets held for sale                                         94,848                                                   94,848
Accounts receivable                                          39,875                                                   39,875
Crude oil inventory                                           2,062                                                    2,062
Prepaid expenses and other                                    4,564                                                    4,564
------------------------------------------------------------------------------------------------        ---------------------
                                                            184,883                                                  184,883

Deferred charges for derivative instruments                  11,139                                                   11,139
Deposit                                                       7,752                                                    7,752
Reclamation fund                                              2,068                                                    2,068
Capital assets                                              575,793                     119,355  3(a)                695,148
------------------------------------------------------------------------------------------------        ---------------------
                                                          $ 781,635                                                $ 900,990
================================================================================================        =====================

LIABILITIES AND UNITHOLDERS' EQUITY


CURRENT
      Accounts payable and accrued liabilities            $  73,362                    $ 21,005  3(a)              $  94,367
      Fair value of derivative instruments                   18,719                                                   18,719
      Liabilities related to assets held for sale             8,087                                                    8,087
      Distributions payable to unitholders                   10,137                                                   10,137
      Income taxes payable                                    2,418                                                    2,418
------------------------------------------------------------------------------------------------        ---------------------
                                                            112,723                                                  133,728

Fair value of derivative instruments                          6,774                                                    6,774
Long-term debt                                              157,816                      64,474  3(a)                222,290
Asset retirement obligation                                  15,719                      33,876  3(a)                 49,595
Future income taxes                                         132,893                                                  132,893
------------------------------------------------------------------------------------------------        ---------------------
                                                            425,925                                                  545,280
------------------------------------------------------------------------------------------------        ---------------------
Unitholders' equity:
Contributed surplus                                          16,209                                                   16,209
Unitholders' capital                                        215,832                                                  215,832
Exchangeable shares                                          11,192                                                   11,192
Accumulated earnings                                        241,751                                                  241,751
Accumulated cash distributions                             (129,274)                                                (129,274)
------------------------------------------------------------------------------------------------        ---------------------
                                                            355,710                                                  355,710
------------------------------------------------------------------------------------------------        ---------------------
                                                          $ 781,635                                                $ 900,990
================================================================================================        =====================

VERMILION ENERGY TRUST
Pro Forma Consolidated Statement of Earnings
For the Period ended March 31, 2004
(000's, except unit and per unit amounts, unaudited)

==================================================================================================================================
                                                                                                 Vermilion              Pro Forma
                                                             Vermilion                          Netherlands             Vermilion
                                                              Energy        Netherlands          Pro Forma               Energy
                                                              Trust           Assets            Adjustments               Trust
                                                                             (Note 2)             (Note 2)              (Note 3)
----------------------------------------------------------------------------------------------------------------------------------
Revenue:
Petroleum and natural gas revenue                          $ 77,610        $ 20,212  2(a)                                $ 97,822
Royalties (net)                                              18,771               -                                        18,771
--------------------------------------------------------------------                                               ---------------
                                                             58,839                                                        79,051
--------------------------------------------------------------------                                               ---------------

Expenses:
Production                                                   11,948           5,096  2(a)                                  17,044
Transportation                                                2,765                                                         2,765
Accretion expense                                               311                                                           311
Unit compensation expense                                     8,039                                                         8,039
Loss on derivative intruments                                14,277                                                        14,277
Interest                                                      1,330                                 723  2(c)               2,053
General and administration                                    3,058                                   -                     3,058
Foreign exchange gain                                          (876)                                  -                      (876)
Depletion and depreciation                                   21,047                               7,073  2(b)              28,120
--------------------------------------------------------------------
                                                             61,899                                                        74,791
--------------------------------------------------------------------                                               ---------------
Loss before income taxes and discontinued operations         (3,060)                                  -                     4,260
Income taxes (recovery):
Future                                                      (12,653)                                  -                   (12,653)
Current                                                       2,199                               3,074  2(d)               5,273
Capital                                                         219                                   -                       219
--------------------------------------------------------------------
                                                            (10,235)                                                       (7,161)
--------------------------------------------------------------------                                               ---------------
Net earnings from continuing operations                       7,175                                                        11,421
         Net earnings from discontinued operations              895                                                           895
--------------------------------------------------------------------                                               ---------------
Net earnings for the period                                 $ 8,070                                                      $ 12,316
--------------------------------------------------------------------                                               ---------------


Weighted average number of Trust Units                                                                   2(e)          65,021,836
==================================================================================================================================


Net earnings per weighted average Trust Unit                                                                                 0.19
==================================================================================================================================

VERMILION ENERGY TRUST
Pro Forma Consolidated Statement of Earnings
For the Period ended December 31,
2003 (000's, except unit and per unit amounts, unaudited)

==================================================================================================================================
                                                                                                 Vermilion              Pro Forma
                                                             Vermilion                          Netherlands             Vermilion
                                                              Energy        Netherlands          Pro Forma               Energy
                                                              Trust           Assets            Adjustments               Trust
                                                                             (Note 2)             (Note 2)              (Note 3)
----------------------------------------------------------------------------------------------------------------------------------
Revenue:
Petroleum and natural gas revenue                           $ 315,572     $ 73,711  2(a)                             $   389,283
Royalties (net)                                                76,002            -                                        76,002
----------------------------------------------------------------------                                             --------------
                                                              239,570                                                    313,281
----------------------------------------------------------------------                                             --------------

Expenses:
Production                                                     53,493       18,312  2(a)                                  71,805
Interest                                                        9,179                              2,901  2(c)            12,080
General and administrative                                     11,931                                  -                  11,931
Reorganization costs                                           25,628                                  -                  25,628
Foreign exchange loss                                           4,630                                  -                   4,630
Depletion and depreciation                                     95,398                             27,409  2(b)           122,807
----------------------------------------------------------------------                                             --------------
                                                              200,259                                                    248,881
----------------------------------------------------------------------                                             --------------
Earnings before income taxes and other item                    39,311                                  -                  64,400
Income taxes (recovery):
Future                                                        (23,044)                                 -                 (23,044)
Current                                                         4,611                           $ 10,537  2(d)            15,148
Capital                                                           761                                  -                     761
----------------------------------------------------------------------                                             --------------
                                                              (17,672)                                                    (7,135)
----------------------------------------------------------------------                                             --------------
Other item
         Non-controlling interest                                 241                                                        241
----------------------------------------------------------------------                                             --------------
Net earnings for the period                                  $ 56,742                                                $    71,294
----------------------------------------------------------------------                                             --------------


Weighted average number of Trust Units                                                                    2(e)        58,600,290
=================================================================================================================================


Net earnings per weighted average Trust Unit                                                                                1.22
=================================================================================================================================

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2004 and unaudited pro forma consolidated statement of earnings for the three months ended March 31, 2004 and the year ended December 31, 2003 ("Pro Forma Financial Statements") of Vermilion Energy Trust (the "Trust") have been prepared by management for inclusion in the business acquisition report dated July 29, 2004 (the "Report"). The Pro Forma Financial Statements give effect to:

     a) The acquisition of producing petroleum and natural gas properties located in the Netherlands ("Netherlands Assets").

The Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing the Pro Forma Financial Statements no adjustments have been made to reflect the operating synergies and general and administrative cost savings that may result from combining the operations of petroleum and natural gas properties acquired and the Trust's current operations.

The Pro Forma Financial Statements have been prepared from information derived from, and should be read in conjunction with, the following:

     a) the unaudited interim consolidated balance sheet of the Trust as at March 31, 2004 and the unaudited interim consolidated statement of earnings for the three months ended March 31, 2004;

     b) the audited consolidated financial statements of the Trust for the year ended December 31, 2003;

     c) the audited statement of revenues and operating expenses of the Netherlands Assets for the year ended December 31, 2003 and

     d) the unaudited interim statement of revenue and operating expense of the Netherlands Assets for the three months ended March 31, 2004.


Accounting policies used in the preparation of the Pro Forma Statements are consistent with those used in the audited consolidated financial statements of the Trust for the year ended December 31, 2003 ("Trust statements"). The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the Trust statements. In the opinion of management, the Pro Forma Financial Statements include all necessary adjustments for fair presentation.

2.   PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

The unaudited pro forma consolidated statement of earnings of the Trust for the three months ended March 31, 2004 and the year ended December 31, 2003 give effect to the following assumed transactions and assumptions as if they had taken place at January 1, 2003;

     a) Adjustment to reflect the incremental revenue and operating expenses from the acquisition of the Netherlands Assets see Note 3(a).

     b) Adjustments of depletion and depreciation to reflect the acquisition of the Netherlands assets. The adjustment has been computed using the appropriate unit-of production rate for the full cost pool determined for the Netherlands based on the estimated proved petroleum and natural gas reserves as determined by independent reserves engineers. The cost of significant unevaluated properties are excluded from the depletion and depreciation base.

     c) Adjustment of interest expense to reflect the incremental debt incurred as a result of the acquisition of the Netherlands Assets in the amount of $64.5 million. Interest has been calculated using the Trust's weighted average interest rate of 4.5% for the year ended December 31, 2003 and three month ended March 31, 2004.

     d) Current taxes with respect to the Netherlands Assets have been calculated on the net operating income less other adjustments relating to the Netherlands Assets, based on existing Netherlands tax rates of approximately 42%.

     e) Unitholder's equity, and the weighted average number of Trust Units, include both Trust Units and Exchangeable Shares of the Trust.


3.   PRO FORMA CONSOLIDATED BALANCE SHEET

The unaudited pro forma consolidated balance sheet gives effect to the following assumptions and adjustments as if they had occurred at the balance sheet date, March 31, 2004:

     a) On May 19, 2004 the Trust acquired producing properties in the Netherlands for $80.5 million. The transaction is effective January 1, 2004 resulting in an adjusted cash closing cost to the Trust of $64.5 million, financed entirely through the Trust's existing credit facility. The Trust allocated the purchase price as follows:

                  Capital assets                              $119,355

                  Accounts payable and accrued liabilities     (21,005)

                  Asset retirement obligation                  (33,876)
                                                             ---------
                                                              $ 64,474
                                                             =========

     b) Adjustment to long-term debt to reflect the incremental debt incurred related to the acquisition of the Netherlands Assets.

                                                                       EXHIBIT B
                                                                       ---------



                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD


I CURTIS HICKS, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, CERTIFY
THAT:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUER'S ANNUAL AND INTERIM FILINGS) of Vermilion Energy Trust, (the issuer) for the interim period ending JUNE 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    August 13, 2004




/s/ Curtis W. Hicks
-------------------
Curtis W. Hicks
Executive Vice President & Chief Financial Officer

                                                                       EXHIBIT C
                                                                       ---------



                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD


I LORENZO DONADEO, PRESIDENT AND CHIEF EXECUTIVE OFFICER CERTIFY THAT:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUER'S ANNUAL AND INTERIM FILINGS) of Vermilion Energy Trust, (the issuer) for the interim period ending JUNE 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.



Date:    August 13, 2004



/s/ Lorenzo Donadeo
----------------------
Lorenzo Donadeo
President & Chief Executive Officer

                                                                       EXHIBIT D
                                                                       ---------


[GRAPHIC OMITTED]
[LOGO VERMILION ENERGY TRUST]



                        PRESS RELEASE - AUGUST 19, 2004
               VERMILION ENERGY TRUST ANNOUNCES CASH DISTRIBUTION


Vermilion Energy Trust (VET.UN - TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on September 15, 2004 to all unitholders of record on August 31, 2004. The ex-distribution date for this payment is August 27, 2004. This will be the Trust's 19th consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

The Trust is an international energy trust that benefits from geographically diverse production. With the completion of the recent acquisition in the Netherlands, approximately 45% of our production is in Western Europe. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com